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                                                       INVESTOR
                                     MEDIA:            RELATIONS:
                   Immediate         Tom Kline         Randy  Woods
                                     (312) 861-6100    (312) 861-6160

                                     Pat Brozowski
                                     (312) 861-6104


FMC PROPOSAL TO ACQUIRE ADVANCED MACHINE VISION CORPORATION EXPIRES

CHICAGO, FEBRUARY 15, 2000--FMC Corporation [NYSE: FMC] today announced that its proposal to acquire Advanced Machine Vision Corporation [NASDAQ: AMVC] has expired. On February 4, 2000, FMC proposed to the AMVC board a transaction at $1.75 per share, and on February 14 increased its proposal to $2.10 per share; in each case, all cash. The AMVC board allowed FMC's revised proposal to expire by its terms.

     According to Charles H. Cannon, FMC vice president and general manager of FMC FoodTech: "We continue to believe a transaction makes great sense from the standpoint of both companies. While we are obviously disappointed in the AMVC board's response, we are reserving all our rights as a Series B Preferred Stockholder."

     FMC Corporation holds all Series B Preferred Stock of Advanced Machine Vision Corporation. Under the terms of that preferred stock, FMC Corporation's approval is required for certain matters, including any merger, sale of control or sale of substantially all of Advanced Machine Vision Corporation's assets.

     FMC Corporation is one of the world's leading producers of chemicals and machinery for industry and agriculture. FMC employs approximately 16,000 people at more than 100 manufacturing facilities and mines in 25 countries. The company divides its businesses into five segments: Energy Systems, Food and Transportation Systems, Agricultural Products, Specialty Chemicals, and Industrial Chemicals.

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PAGE TWO/ FMC PROPOSAL TO ACQUIRE ADVANCED MACHINE VISION CORPORATION EXPIRES

          Safe Harbor Statement under the Private Securities Act of 1995:
Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors in FMC's Form 10-K report and other SEC filings. There can be no assurance that any transaction will be approved or completed. Such information contained herein represents FMC management's best judgment as of the date hereof based on information currently available. The corporation does not intend to update this information and disclaims any legal obligation to the contrary.

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